A special meeting of shareholders (the "Special Meeting") of the Balter Long/Short Equity Fund (the "Fund"), a series of Professionally Managed Portfolios (the "Trust"), took place on July 17, 2015.  The purpose of the Special Meeting was to consider and act upon the following proposal and to transact such other business as may properly come before the Special Meeting or any adjournments thereof:

1. To reorganize the Balter Long/Short Equity Fund (a series of Professionally Managed Portfolios) into the Balter Long/Short Equity Fund (a series of Northern Lights Fund Trust II).

All shareholders of record at the close of May 29, 2015 (the "Record Date") were entitled to vote.  As of the Record Date, the Fund had 14,348,589 shares outstanding.  The results of the vote were as follows: 9,660,621 in favor, 0against, 0 abstain.  Effective July 17, 2015, the Balter Long/Short Equity Fund was reorganized into the Northern Lights Fund Trust II.